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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRADE INFORMATICS LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2700 Westchester Ave, Suite 109

(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Moore   312-363-9533

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP   SEC

(Name – *if individual, state last, first, middle name*)   Processing

132 Nassau St., Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

JUL 2 2020

CHECK ONE:

Washington DC
413

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Eric Moore _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TRADE INFORMATICS LLC _____ , as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE INFORMATICS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	673,571
Securities owned, at market value (Note 3)	-
Due from broker	-
Commissions/Other Accounts Receivable	584,709
Fixed & Intangible Assets -	
net of accumulated depreciation & amortization of $31,088 (Note 4)	108,807
Goodwill	-
Other assets	110,949
Total assets	$ 1,478,036

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Accounts payable and accrued expenses and liabilities	483,147
Total liabilities	483,147
Commitments and Contingencies (Notes 5 and 8)	-
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 7)	600,000
Capital (Note 9)	394,889
Total liabilities and members' capital	$ 1,478,036

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

Trade Informatics LLC (The "Company"), a limited liability company, is a New York company formed in 2007 for the purpose of conducting business as a broker-dealer in securities. It is registered with the Securities & Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2-   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
The Company recognizes revenues as per ASU No. 2014-09 Topic 606: "Revenue from Contracts with Customers". The revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchanges for those goods or services. The guidance requires the entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. In determining the transaction price, the entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Securities transactions and commission income (and the recognition of related expenses), if any, are recorded on a trade date basis, as is CSA "toll" which is for use by customers of a system created by the Company to more efficiently deliver orders to third party executing brokers. The Company at times may receive revenue related to licensing and consulting agreements with certain clients. The Company would recognize such revenue over the term of agreement.

b)   ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2-   **Summary of Significant Accounting Policies (continued)**

c)   *Income Taxes*

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d)   *Depreciation and Amortization*

Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Intangible assets are amortized over a period ranging from 1 to 15 years depending on their expected life.

e)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   *Subsequent Events*

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g)   *Fair Value Measurements*

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2019:

	Fair Value Measurements Using		
Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Total	(Level 1)	(Level 2)	(Level 3)

	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$ -0-	$-0-	$-0-	$-0-

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values at December 31, 2019, are summarized as follows:

Equity	$-0-
	$-0-

Note 4- Property, Equipment, Leasehold Improvements, Intangibles

Property, equipment, leasehold improvements and intangible assets, and any applicable accumulated depreciation, were transferred to the books of the parent company in 2019. Only computer hardware directly related to the business operations of Trade Informatics LLC remain, and consist of the following as of December 31, 2019:

Furniture, fixtures and office equipment	-
Computer equipment	$139,895
Leasehold improvements	-
Intangible Assets	-
Less accumulated depreciation and amortization	$(31,088)
	$108,807

Note 5- Commitments and Contingencies

Office Lease

The Company leases two premises, its main office and one satellite office. Both leases expire February 29, 2020. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2019, the minimum rental commitments, before escalations, under the remainder of the leases are as follows:

Year	Amount
2020	$42,728

Note 6-   **Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees. The Company may contribute annually at the discretion of management. The Company's maximum contribution would be 5% of the eligible compensation. For the year ended December 31, 2019, the Company's liability to the plan was $-0-.

Note 7-   **Liabilities Subordinated to Claims of General Creditors**
Subordinated liabilities consist of a cash subordinated loan as evidenced by a subordinated loan agreement approved by FINRA. The note matures on April 8, 2020 and bears interest at 10%. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid in advance of maturity.

Note 8-   **Financial Instruments with Off-Balance Sheet Credit Risk**

The Company no longer engages in buying and selling securities for institutional or individual investors, and no longer has an agreement in place for clearing broker services. Financial instruments with off-balance sheet credit risk are not held by the Company.

Note 9-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company had net capital of $211,215, which was $180,428 in excess of its required net capital of $30,787. The Company's net capital ratio was 219%.

Note 10-   **Recent Accounting Pronouncements**

Leases

In connection with FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, as of December 31, 2019, the Company has recorded a right-of-use asset in the amount of approximately $21,000, and a lease liability in the amount of approximately $21,000. There is no material impact to the Company's net capital, as the right-of-use asset is allowable to the extent of the offsetting lease liability.

Note 11-   **Related Party Transactions**

For the year ended December 31, 2019, the Company had an expense sharing agreement in place with its parent company, in which the parent company billed the Company on a monthly basis for shared overhead expenses. The proration was determined by the ratio of Company revenue relative to total Company and parent revenue.

A copy of the Company's Statement of Financial Condition as of December 31, 2019, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority (FINRA).



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Trade Informatics LLC
2700 Westchester Avenue, Suite 109
Purchase, NY 10577

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade Informatics LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Trade Informatics LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Trade Informatics LLC's management. Our responsibility is to express an opinion on Trade Informatics LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trade Informatics LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Trade Informatics LLC's auditor since 2008.

New York, NY
February 6, 2020

tradeinformatics

Trade Informatics LLC
Statement of Financial Condition
For the year ended December 31, 2019